                                                                                                                                                                                                                                                                       450 Wireless Blvd.

                                                                                                                                                                                                      Hauppauge, New York 11788

NORTHERN LIGHTS VARIABLE TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

March 27, 2008

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Sally Samuel, Senior Counsel

(202) 551-6754

RE:

Northern Lights Variable Trust (the “Registrant”), on behalf of the JNF Equity Portfolio, the JNF Balanced Portfolio and the JNF Money Market Portfolio (the “Portfolios”)

File Nos. 333-122917; 811-21720

Dear Ms. Samuel:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to fund counsel, with respect to Post-Effective Amendment No. 9 to the Registration Statement, filed December 14, 2007 (the “Amendment”).  The effective date of the Amendment was delayed until April 7, 2008 by subsequent amendments.  Your comments are set forth below, and each is followed by the Registrant’s response.

                                           Prospectus

Comment 1:	Please confirm that the Registrant has considered the need for a mixed and shared funding order and has concluded that such an order is not necessary for the intended use of the Portfolios.
Response:

The Registrant has considered the need for a mixed and shared funding order and has concluded that such an order is not necessary for the intended use of the Portfolios.  Each participating insurance company has acknowledged to the Registrant that it does not require the exemptive relief provided by such and order, and has agreed to notify the Registrant sufficiently in advance in the event an exemptive order is required.

Comment 2:	With respect to the Equity Portfolio and the Balanced Portfolio, revise the discussion of each Portfolio’s defensive strategy to comply with Instruction 6 of Item 4(b) of Form N1A.
Response:

The disclosure has been revised as requested.  It now reads as follows:

The Portfolio may, from time to time. take temporary defensive positions that  depart from its principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.  During these times the Portfolio may invest all or part of its assets in money market instruments (including money market funds). This could help the Portfolio avoid losses but may mean lost opportunities, and the Portfolio may not achieve its investment objective. If the Portfolio invests in money market funds, the shareholders of the Portfolio will be subject to duplicative fees and expenses.  The Portfolio may also invest in money market instruments pending selection of common stocks and other instruments.

Comment 3:	In the Table of Fees and Expenses, delete the minus symbols in the expense waiver/reimbursement line of the table.
Response:	The Fees and Expense Table has been revised as requested.
Comment 4:

Under the heading “Market Timing Policy - Equity and Balanced Portfolios,” it appears that the disclosure does not adequately describe the obligations of the insurance company under the participation agreements as required by Rule 22(C)(2).  Provide additional disclosure regarding the steps to deter market timing.

Response:

The section on market timing has been replaced with the comparable disclosure used by the Registrant in the prospectus of the Oxford Global Total Return Portfolio, which you have previously reviewed without comment.

                                           Part C

Comment 5:	When filing exhibits to the Registration Statement, provide conformed copies of actual agreements rather than forms.
Response:	On February 4, 2008 the Registrant filed a Post-Effective Amendment to its Registration Statement in which conformed agreements were filed in place of form agreements.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Variable Trust